Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

November 29, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ethan Horowitz

Re:	Lifeway Foods, Inc.
Form 8-K Filed November 8, 2016
File No. 000-17363

Dear Mr. Horowitz:

On behalf of our client, Lifeway Foods, Inc., an Illinois corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to John Waldron, Chief Financial Officer of the Company, dated November 15, 2016 on the above-referenced Form 8-K (“Form 8-K”). The Staff’s comment has been incorporated into this response letter for your convenience.

Staff Comment and Company Response

Item 4.02 Form 8-K Filed November 8, 2016

1.	We note you have determined that your financial statements for the periods identified in your Item 4.02 Form 8-K should no longer be relied upon as a result of certain errors described therein. Rather than amend the quarterly and annual reports on Form 10-Q and 10-K for the periods affected, you intend to include restated financial statements in future Exchange Act reports. Deferring the filing of corrected financial statements and a revised report from your independent registered public accounting firm to future filings rather than amending previously filed reports does not appear to be appropriate. Please amend your filings as soon as practicable. See question 133.01 of the Compliance and Disclosure Interpretations concerning Exchange Act Rules.

Response: The Company will be amending and restating its (i) Annual Report on Form 10-K filed with the Commission on March 16, 2016, specifically the audited financial statements for the 2013, 2014 and 2015 fiscal years and Part II, Item 9A; and (ii) its Quarterly Reports on Form 10-Q filed with the Commission on May 10, 2016 and August 17, 2016, specifically the interim unaudited financial statements and Part I, Item 4. The Company does not intend to amend any Quarterly Reports on Form 10-Q filed during the 2015 fiscal year. The impact of the accounting error referred to in the Form 8-K for the three and nine month periods ended September 30, 2015 has been corrected in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 10, 2016, and the impact of the error on the first and second quarters of 2015 will be corrected in the proposed amended and restated Quarterly Reports on Form 10-Q filed with the Commission on May 10, 2016 and August 17, 2016. In addition, the Company proposes to include appropriate note disclosure in its amended and restated 2015 Form 10-K of the errors and the corrected amounts for the 2015 quarterly periods.

Securities and Exchange Commission

Division of Corporation Finance

November 29, 2016

The Company intends to file the above-referenced amended and restated reports as soon as reasonably possible. The Company believes it will be able to file the amended and restated Quarterly Reports on Form 10-Q within three to four weeks from the date of this letter. The Company believes the amended and restated 2015 Form 10-K may require more time due to the higher degree of involvement required on the part of its current and former auditors and, for this reason, it is unable to estimate the filing time until it has discussed the matter with its current auditor and each of its two predecessor audit firms. Once the Company has discussed the filing with its current and former auditors, it will provide the staff with an update on the planned filing of the amended and restated 2015 Form 10-K. In the meantime, we wish to point out that the Form 8-K sets forth a complete summary of the accounting errors and the corrected figures for all accounting periods in fiscal 2015 and 2016.

The Company has endeavored to fully respond to the Staff's comment set forth in its letter dated November 15, 2016. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue

Daniel K. Donahue

cc: Lifeway Foods, Inc.